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MAR 3 1 2003
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~51291~~ 38520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST COMMONWEALTH SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 ST. CHARLES AVENUE, SUITE 2500
(No. and Street)

NEW ORLEANS	LA	70170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORBERT A. SIMMONS 504-524-6868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACOBSON, DOULLUT & ADLER, LLC
(Name – *if individual, state last, first, middle name*)

3939 N. CAUSEWAY BLVD., SUITE 206	METAIRIE	LA	70002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NORBERT A. SIMMONS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST COMMONWEALTH SECURITIES CORPORATION, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Norbert Simmons
Signature

PRESIDENT
Title

Trevor G. Bryan
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SCHEDULES
AND
AUDITOR'S REPORT THEREON

FIRST COMMONWEALTH SECURITIES CORPORATION

December 31, 2002 and 2001

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	3
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	5
STATEMENTS OF OPERATIONS	6
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY	7
STATEMENTS OF CASH FLOWS	8
NOTES TO FINANCIAL STATEMENTS	9
SUPPLEMENTARY INFORMATION	
REPORT ON INTERNAL ACCOUNTING CONTROL	13
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	15
SCHEDULE II - RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	16

JACOBSON, DOULLUT & ADLER, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

CONSULTANTS

3939 North Causeway Boulevard, Suite 206
Metairie, Louisiana 70002-1777

Terry Jacobson, CPA
Julie K. Doullut, CPA
Neal K. Adler, CPA, LLC

Telephone (504) 831-6935
Facsimile (504) 831-7836
email: jdcpas@jadcpas.com

Members
American Institute of CPA's
Society of Louisiana CPA's

Independent Auditor's Report

Board of Directors
First Commonwealth Securities Corporation
New Orleans, Louisiana

We have audited the accompanying statements of financial condition of First Commonwealth Securities Corporation as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Commonwealth Securities Corporation at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

JACOBSON, DOULLUT & ADLER, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS
CONSULTANTS

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobson, Doullut & Adler, LLC

Jacobson, Doullut & Adler, LLC
March 29, 2003

First Commonwealth Securities Corporation

STATEMENTS OF FINANCIAL CONDITION

December 31, 2002 and 2001

ASSETS

	2002	2001
Cash	$ 13,431	$ 32,520
Accounts receivable from stockholder	65,000	64,000
Other receivable	-	1,600
Refundable income taxes	755	897
Securities owned, not readily marketable, at estimated fair value	3,300	3,300
	$ 82,486	$102,317

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$ 4,550	$ 925
	4,550	925
Stockholder's equity		
Common stock, no par value, authorized, 1,000 shares, issued and outstanding, 160 shares in 2002 and 2001	46,850	46,850
Additional paid-in capital	16,216	16,216
Retained earnings	14,870	38,326
Total stockholder's equity	77,936	101,392
	$ 82,486	$102,317

The accompanying notes are an integral part of these financial statements.

First Commonwealth Securities Corporation

STATEMENTS OF OPERATIONS

Years ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Fees and commissions	$ 82,628	$ 42,178
Interest	241	454
	82,869	42,632
Expenses:		
Occupancy and office expenses	15,445	25,843
Professional fees	38,792	12,414
Taxes, licenses and fees	6,480	2,425
Auto, travel, and other expenses	45,608	9,746
	106,325	50,428
NET LOSS	$(23,456)	$ (7,796)

The accompanying notes are an integral part of these financial statements.

First Commonwealth Securities Corporation

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years ended December 31, 2002 and 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at January 1, 2001	$ 46,850	$ 16,216	$ 46,122
Net loss for the year	-	-	(7,796)
Balances at December 31, 2001	46,850	16,216	38,326
Net loss for the year	-	-	(23,456)
Balances at December 31, 2002	$ 46,850	$ 16,216	$ 14,870

The accompanying notes are an
integral part of these financial statements.

First Commonwealth Securities Corporation

STATEMENTS OF CASH FLOWS

Years ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (23,456)	$ (7,796)
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Fees receivable	-	68,691
Other receivable	1,600	(1,600)
Refundable income taxes	142	-
Increase (decrease) in operating liabilities:		
Accounts payable, accrued expenses, and other liabilities	3,625	325
Net cash provided (used) by operating activities	(18,089)	59,620
CASH FLOWS FROM INVESTING ACTIVITIES:	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in loans to stockholder	(1,000)	(33,000)
Net cash used by financing activities	(1,000)	(33,000)
Increase (decrease) in cash	(19,089)	26,620
Cash at beginning of year	32,520	5,900
Cash at end of year	$ 13,431	$ 32,520
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Interest payments	$ -	$ -
Income tax payments	$ -	$ -

The accompanying notes are an integral part of these financial statements.

First Commonwealth Securities Corporation

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2002 and 2001

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. ORGANIZATION

First Commonwealth Securities Corporation (the "Company") was formed on August 6, 1987. The Company's primary purpose is to engage in the business of municipal bond underwriting and management on a fully-disclosed basis as a Securities and Exchange Commission and National Association of Securities Dealers, Inc. registered broker dealer. The Company became a registered broker dealer effective December 7, 1987 and, consequently, is subject to certain rules and regulations of the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and certain state regulatory agencies.

2. ACCOUNTS RECEIVABLE

Management considers all accounts to be collectible, therefore no allowance has been made for doubtful accounts.

3. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. These differences may be material.

NOTE B - NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On November 29, 1999, NASD Regulation granted the application of the Company with regard to changing its exemption status from SEC Rule 15c3-3 from (k)(2)(i) to (k)(2)(ii), and its net capital requirements from $100,000 to $5,000. At December 31, 2002, the Company had net capital of $8,881, which was $3,881 in excess of its required net capital of $5,000. At December 31, 2002, the Company's net capital ratio was .51 to 1. At December 31, 2001, the Company had net capital of $31,595, which was $26,595 in excess

First Commonwealth Securities Corporation

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Years ended December 31, 2002 and 2001

NOTE B - NET CAPITAL REQUIREMENTS - CONTINUED

of its required net capital of $5,000. At December 31, 2001 the Company's net capital ratio was .03 to 1.

NOTE C - SUBORDINATED LIABILITIES

There were no liabilities subordinated to the claims of general creditors at December 31, 2002 and 2001. Accordingly, the financial statements donot include statements of changes in subordinated liabilities.

NOTE D - INCOME TAXES

Net loss for the years ended December 31, 2002 and 2001, as reported in the accompanying financial statements, is reconciled with ordinary income as reported on the Company's federal corporation income tax return as follows:

	2002	2001
Net loss before income taxes per financial statements	$(23,456)	$ (7,796)
Add:		
Non-deductible expenses	3,500	475
Total federal taxable loss per federal corporation income tax return	$(19,956)	$ (7,321)

The company has loss carryforwards of $49,558 that may be offset against future taxable income. The net operating loss carryforwards expire as follows:

Year ended December 31,	
2019	$ 18,006
2020	4,275
2021	7,321
2022	19,956
	$ 49,558

NOTE E - RELATED PARTY TRANSACTIONS

The Company's sole shareholder provides legal and consulting services to the Company. There were no payments for legal and consulting fees to the shareholder during the years ended December 31, 2002 and 2001.

NOTE E - RELATED PARTY TRANSACTIONS - CONTINUED

The Company shares occupancy and office expenses with its sole shareholder. The company's share of occupancy and office expenses paid for the years 2002 and 2001 was $4,873 and $25,550, respectively.

Supplementary Information

JACOBSON, DOULLUT & ADLER, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

CONSULTANTS

3939 North Causeway Boulevard, Suite 206
Metairie, Louisiana 70002-1777

Terry Jacobson, CPA
Julie K. Doullut, CPA
Neal K. Adler, CPA, LLC

Telephone (504) 831-6935
Facsimile (504) 831-7836
email: jdcpas@jadcpas.com

Members
American Institute of CPA's
Society of Louisiana CPA's

Board of Directors
First Commonwealth Securities Corporation
New Orleans, Louisiana

In planning and performing our audit of the financial statements and supplemental schedules of First Commonwealth Securities Corporation (the Company), for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15C3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve

the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jacobson Doullut & Adler LLC

Jacobson, Doullut & Adler, LLC
March 29, 2003

SCHEDULE I

First Commonwealth Securities Corporation

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002 and 2001

	2002	2001
NET CAPITAL		
Total stockholder's equity	$ 77,936	$101,392
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable from stockholder	65,000	64,000
Other receivable	-	1,600
Refundable income taxes	755	897
Securities, not readily marketable	3,300	3,300
	69,055	69,797
Net capital	$ 8,881	$ 31,595
AGGREGATE INDEBTEDNESS		
Items included in statements of financial condition		
Accounts payable, accrued expenses, and other liabilities	$ 4,550	$ 925
Total aggregate indebtedness	$ 4,550	$ 925
Computation of basic net capital requirement		
Minimum net capital required:	$ 5,000	$ 5,000
Excess net capital	$ 3,881	$ 26,595
Excess net capital at 120 percent	$ 2,881	$ 25,595
Ratio: Aggregate indebtedness to net capital	.51 to 1	.03 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2002 and 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 8,245	$ 36,938
Net audit adjustments	636	(5,343)
Net capital per above	$ 8,881	$ 31,595

SCHEDULE II

First Commonwealth Securities Corporation

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002 and 2001

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission.